NO ACT

PE
1-27-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11005993

March 21, 2011

Christopher M. Reitz
Senior Corporate Counsel
Caterpillar Inc.
100 N.E. Adams St.
Peoria, IL 61629


Received SEC
MAR 21 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Re: Caterpillar Inc.
Incoming letter dated January 27, 2011

Dear Mr. Reitz:

This is in response to your letter dated January 27, 2011 concerning the shareholder proposal submitted to Caterpillar by Jewish Voice for Peace; Mercy Investment Services, Inc.; the Missionary Oblates of Mary Immaculate; the Benedictine Sisters of Virginia; the Sisters of St. Joseph; the Sisters of St. Francis of Philadelphia; the Congrégation des Soeurs des Saints Noms de Jésus et de Marie; the Benedictine Sisters of Boerne, Texas; Providence Trust; St. Scholastica Monastery; the Board of Pensions of the Presbyterian Church (USA); the Maryknoll Sisters of St. Dominic, Inc.; and the Loretto Community. We also have received a letter on the proponents' behalf dated March 4, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 27, 2011

The proposal requests that the board review and amend, where applicable, the company's policies related to human rights that guide international and U.S. operations to conform more fully with international human rights and humanitarian standards and that a summary of this review be posted on the company's website.

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 4, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Caterpillar Inc.

Dear Sir/Madam:

I have been asked by the Presbyterian Church (USA), Mercy Investment Services, Inc., the Sisters of St. Francis of Philadelphia, the United States Province of the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Virginia, the Congregation of the Benedictine Sisters of Boerne, Texas, the Benedictine Sisters of Mount St. Scholastica, the Sisters of St. Joseph, the Congregation of the Sisters of the Holy Names of Jesus and Mary, the Maryknoll Sisters of St. Dominic, the Loretto Literary and Benevolent Institution, the Providence Trust and the Jewish Voice for Peace (hereinafter referred to jointly as the "Proponents"), each of whom is the beneficial owner of shares of common stock of Caterpillar Inc. (hereinafter referred to either as "CAT" or the "Company"), and who have jointly submitted a shareholder proposal to CAT, to respond to the letter dated January 27, 2011, sent to the Securities & Exchange Commission by the Company, in which

CAT contends that the Proponents' shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CAT's year 2011 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to adopt human rights standards to guide its operations

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RULE 14a-8(i)(3)

THE APPLICABLE LEGAL STANDARD

In Staff Legal Bulletin 14B (September 15, 2004), the Staff clarified its approach to no-action requests pursuant to Rule 14a-8(i)(3). In that Bulletin, the Staff makes it perfectly clear that a registrant must do more than simply assert that a proposal is "vague or indefinite." The Staff will permit companies to exclude proposals only where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result."

There are several elements to this standard that are worth noting: First, the company and its stockholders need not be able to determine with absolute certainty what a proposal requires -- "reasonable certainty" is the standard. Second, the proposal must be so inherently vague and indefinite that "neither" the stockholders nor the registrant's Board would be able to understand what "actions or measures the proposal requires." This standard does not mean that when they vote the shareholders need to have in mind all of the details as how the policy will be implemented nor that the Board must be in a strait jacket when it comes time to implement an adopted proposal. Finally, the bulletin elaborates on the registrant's burden of proof under 14a-8(g), noting that the Staff will exclude proposals on this basis "only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." (Emphasis in original.)

A registrant cannot carry this burden of proof merely by asserting that a descriptive term lacks clarity or is subject to multiple interpretations--many plain English terms meet those descriptions. To carry its burden of proof, the registrant would need to identify at least two interpretations of each phrase in question, rather than simply assert that it lacks clarity, and to explain how these differing interpretations would present *materially* different results. Instead, in the instant case, the Company merely asserts that the term "human rights" lacks clarity.

THE TERM "HUMAN RIGHTS" IS NOT VAGUE

There can be no doubt that the term "human rights" is a term in common parlance. For example, a search for that term on Google records 108,000,000 hits (all searches done March 4). Newspaper searches produce similar proof that the term is widely used and understood. For example a search for the term on the website of The New York Times shows that the term has been used by that newspaper some 45,727 times since 1981 (and 68,867 including earlier years). More recently it was used 638 times in the most recent 90 day period, or more than seven per day. A similar search of the website of The Wall Street Journal shows total hits for the most recent two years of 2,205 (more than 3 1/2 per day, assuming 6 papers per week)) and for the most recent 30 day period some 173 hits (almost 7 per day). We doubt very much that, although the readers of the two leading American newspapers can understand the term "human rights", the shareholders and Board of CAT would find themselves utterly unable to similarly understand that term.

Indeed, the term is of such common usage that it even shows up in the United States Code without definition. For example, 22 USC 2304(a)(1) provides:

§ 2304. Human rights and security assistance

(a) Observance of human rights as principal goal of foreign policy; implementation requirements.
(1) The United States shall, in accordance with its international obligations as set forth in the Charter of the United Nations and in keeping with the constitutional heritage and traditions of the United States, promote and

encourage increased respect for human rights and fundamental freedoms throughout the world without distinction as to race, sex, language, or religion. Accordingly, a principal goal of the foreign policy of the United States shall be to promote the increased observance of internationally recognized human rights by all countries.

No definition of human rights is given in that section of the Code (although there is a definition of "gross violations" of human rights).

Therefore, it is not surprising that the Staff has often opined that the term "human rights" is not vague and indefinite. *Yahoo! Inc.* (April 4, 2007) (committee to review implications of company policies on human rights); *Cisco Systems, Inc.* (August 31, 2005) (develop human rights policy); *General Electric Corporation* (January 31, 2007) (adopt ethical business practices such that human rights and fair labor standards are upheld); *JPMorgan Chase & Co.* (March 6, 2007) (report on registrant's links to slavery and other abuses of human rights); Various *Fidelity* Funds (January 22, 2008) (divest the stocks of companies that contribute to "egregious violations of human rights")

Surely the term "human rights" is less vague than certain other terms that the Staff has found not to be "vague and indefinite", such as the Equator Principles (*Bank of America*, February 22, 2008); sustainability (see, *inter alia, The Kroger Company*, March 29, 2006; *Burlington Resources Inc.*, February 4, 2005); predatory lending *(Bank of America Corporation*, February 26, 2009); "environmental, social and governance" issues (e.g. *Chesapeake Energy Corporation*, April 2, 2010); adequacy of host country laws to protect human health, the environment and the company's reputation (*Chevron Corporation*, March 24, 2010); or climate change, *Ultra Petroleum Corp*, March 6, 2008).

ANALYSIS

The Company argues two inconsistent positions. The first, set forth in the first paragraph of the "Analysis" section of the Company's no-action letter request, is that the proposal fails to give any guidance as to exactly what policies the Company should adopt. The second argument is that the Proponents' list of the various documents (referred to hereinafter as the "Rights Documents") to which one might look in establishing a human rights policy are incorporated by reference into the "ask" of the proposal and that there is no summary of the substantive content of the Rights Documents.

As to the second claim, it must be noted that the Proponents have not requested that the Company incorporate all or any of the specific substantive provisions in the Rights Documents. Indeed, quite the contrary, the third paragraph of the Supporting Statement explicitly states that the Proponents "are not recommending specific provisions of [the Rights Documents]". The Rights Documents are merely mentioned as possible sources of ideas or inspiration that the Company might look to in formulating its own policies. Consequently it would be improper to incorporate the Rights Documents by reference into the "ask" of the proposal, as that would be contrary to the Proponents intent as well as to the explicit language in the Supporting Statement. One would think it highly desirable to give deference to what the Proponents' actually have said, rather than inventing a scenario that doesn't exist.

As a result of the explicit exclusion of the Right Documents from the Proponents' "ask", most of the Company's arguments in the section of its letter entitled "Analysis" are irrelevant, as are the no-action letters cited therein. For example, in the *Yahoo* letter of March 26, 2008, (bottom of page 3 of the Company's letter) the proponent requested that the registrant adopt a human rights policy based on vague outside standards, namely "help from China's activists". Unlike the Proponents' proposal, this standard was specifically invoked and, quite obviously, it is too vague since no one would know who was referred to or what advice they might give. In contrast, in the *Yahoo* letter of April 4, 2007, previously cited in this letter, the proposal called for a new Board Committee on human rights to make policy recommendation on human rights. In that instance, just as in the present situation, the proposal did not define the term "human rights" and also, just as in the present situation, the proponent referred to two external documents "as nonbinding benchmark or reference documents".

Equally, irrelevant to the instant situation is the *Alcoa* letter of December 24, 2002 (bottom of page 3 of the Company's letter), where the proponent's proposal referred to "these standards" without there being a clear antecedent, which would make the proposal vague on its face. On the other hand, if that phrase was intended to incorporate the various documents referred to in the Whereas Clauses, then it was too vague since there was no description of the various standards in the documents mentioned. Again, the present situation is totally different since the Proponents have neither referred to specific standards nor incorporated any of the Rights Documents into the "ask". Quite the contrary, as in the *Yahoo* letter of 2007, the Proponents have explicitly excluded any incorporation by reference. In contrast, many of the letters relied on by the Company (*Boeing, Occidental,*

JPMorgan of March 5, 2008, *Smithfield* and *Kohl's*) (pages 4-6 of the Company's letter) involved the incorporation of standards from third party documents without describing what was actually in those documents. Since the Proponents have explicitly stated that they are not incorporating the Rights Documents, those letters are wholly inapposite.

In summary, the Company's argument (as well as the related no-action letters) to the effect that the proposal is misleading for failing to specify what is in the Rights Documents simply does not apply to the actual proposal submitted by the Proponents since, by the very terms of the proposal, the Rights Documents are not incorporated into the "ask" of the proposal.

The Company's other argument is that the phrase "human rights" is itself too vague because the proposal fails to give any guidance as to exactly what policies the Company should adopt. As set forth above, that term is in common parlance and therefore is neither vague nor indefinite. The various letters cited by CAT are not pertinent since, in each case, they involved words of phrases that really were vague, such as the term "the law" in the *PetSmart* letter (footnote, page 4 of the Company's letter) or the unspecified management and shareholder "rights" at special shareholders meetings in the *Donnelley* letter (page 6 of the Company's letter) or "grassroots lobbying communication" in the *AT&T* and March 5, 2010 *JPMorgan* letters (page 5 of the Company's letter). The contrast between (i) the need for a definition for the phrase "grassroots lobbying communication" at issue in those two last letters, with (ii) the phrase "human rights" can be seen by comparing the "hits" at the New York Times website for those two phrases. A search for the grassroots phrase has zero hits, while a search for the human rights phrase yields 68,867 hits, including 1,941 within the past year (more than 5 per day). It is obvious that although some phrases may need a definition, the phrase "human rights" does not.

Finally, it should be noted that in the *Occidental* letter (pages 4-5 of the Company's letter), although the proponent used the words "consistent with" the Principles, it is clear in the context that the proponent clearly wanted the registrant to adopt in full the substance of the "Voluntary Principles". In contrast, just as did the proponents in the 2007 *Yahoo* letter, the Proponents have merely listed a number of sources that CAT might wish to consult in formulating its own set of principles.

It is clear beyond cavil that CAT has failed to meet its burden of proving that the Proponents' shareholder proposal is either vague or indefinite. Consequently,

Rule 14a-8(i)(3) cannot conceivably apply to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Chris Reitz
Rev. William Somplatsky-Jarman
Sidney Levy
Laura Berry



Christopher M. Reitz
Senior Corporate Counsel
100 N.E. Adams St.
Peoria, Illinois 61629
(309) 494 6632 (office)
(309) 494-1467 (fax)
Reitz_Christopher_M@cat.com

1934 Act/Rule 14a-8

January 27, 2011

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Caterpillar Inc. – Stockholder Proposal Submitted by Jewish Voice for Peace and Certain Other Organizations

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2011 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal and statement in support thereof (the "Proposal") submitted by Jewish Voice for Peace and certain other organizations[1] (each a "Proponent" and collectively, the "Proponents"). Caterpillar requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.

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[1] The Proposal was submitted by or on behalf of the following organizations: Mercy Investment Services, Inc.; *Jewish Voice for Peace; *Missionary Oblates of Mary Immaculate (Washington, DC); *Benedictine Sisters of Virginia (Bristow, VA); *Sisters of St. Joseph (LaGrange Park, IL); *Sisters of St. Francis of Philadelphia (Aston, PA); *Sisters of the Holy Names of Jesus and Mary (Quebec, Canada); *Benedictine Sisters of Boerne, Texas (San Antonio, TX); *Providence Trust (San Antonio, TX); *St. Scholastica Monastery (Fort Smith, AK); Presbyterian Church (USA); Maryknoll Sisters; and Loretto Community. Proponents marked with an asterisk in the preceding list have appointed Sydney Levy as their representative with respect to the Proposal.

Caterpillar intends to file its definitive proxy materials for the Annual Meeting on or about April 18, 2011. Pursuant to *Staff Legal Bulletin No. 14D*, (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponents.

THE PROPOSAL

The Proposal, first received December 20, 2010 and attached hereto as Exhibit A,[2] includes the following language:

> "RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011."

DISCUSSION

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite

Introduction

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials...." The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

At the core of the Proposal is a request that the Company's "policies related to human rights" be made to "conform more fully with international human rights and humanitarian standards." It is not clear what is meant by the Company's "policies related to human rights." More significantly, perhaps, it is not at all clear as to which "international human rights and humanitarian standards" the Company's policies should be conformed. Thus, and as more fully explained below, neither shareholders voting on the proposal, nor the Company in implementing

[2] Exhibit A includes copies of all correspondence with the Proponents.

the proposal, would be able to determine with any reasonable certainty what actions or measures the Proposal requires. And any actions ultimately taken by the Company in implementing the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal.

Analysis

The Proposal requests that the Company conform certain of its policies to "international human rights and humanitarian standards." It is entirely unclear, however, as to what is intended by the phrase "international human rights and humanitarian standards." Clarity with regard to the meaning of this phrase is critical because the focus of the Proposal is conforming the Company's policies to an external standard. The resolution clause of the Proposal is silent with respect to any particular external standard to which the Company's policies should be conformed. The supporting statement, however, refers to numerous human rights-related standards. Over inclusiveness in the supporting statement, however, does not remedy the fundamental deficiency in the resolution. Instead, the supporting statement's inclusion of numerous human rights-related standards exacerbates, rather than ameliorates, the lack of clarity found in the resolution.

Including the recitals, the supporting statement refers to no fewer than nine separate sources of standards for consideration, including: (i) Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance ("Bench Marks"); (ii) Norms on the Responsibilities of Transnational Corporation and Other Business Enterprises with Regard to Human Rights; (iii) Universal Declaration of Human Rights; (iv) Fourth Geneva Convention; (v) International Covenant on Civil and Political Rights; (vi) "core labor standards of the International Labor Organization"; (vii) International Covenant on Economic, Cultural and Social Rights; (viii) "United Nations resolutions"; and (ix) "reports of UN special rapporteurs on countries where Caterpillar does business." Shareholders are being asked to consider potential changes to the Company's policies where the standard or standards on which the Company must revise its policies (a) are not mentioned in the resolution clause, and (b) cannot reasonably be deduced from the supporting statement.

The Staff has previously concurred in the exclusion of proposals pursuant to Rule 14a-8(i)(3) where the proposals called for the company to abide by a set of third-party standards without clearly identifying those standards. For example, in *Yahoo! Inc.* (March 26, 2008), the proponent submitted a proposal requesting that Yahoo! Inc. "establish a new policy [for] doing business in China" but, as with the reference in the Proposal to "international human rights and humanitarian standards," did not provide sufficient guidance as to what the "new policy" should entail. Accordingly, the Staff concurred that the Proposal could be excluded. Likewise, in *Alcoa Inc.* (December 24, 2002), the Staff concurred with exclusion of a proposal requesting "full implementation of these human rights standards" and a program to monitor compliance with "these standards." Even though the supporting statement in *Alcoa Inc.* mentioned certain workplace human rights principles, the proposal did not identify with reasonable certainty the "human rights standards" that the proposal would have required that company to implement.[3]

Additionally, the Staff has concurred in the exclusion of proposals pursuant to Rule 14a-8(i)(3) where the proposals called for the company to abide by a set of third-party standards without describing the substantive provisions of those standards. In *The Boeing Co.* (February 5, 2010), the proposal consisted of two prongs, one of which mandated that a newly formed committee "follow the Universal Declaration of Human Rights...." Because the proposal did not provide a description of the substantive provisions of the Universal Declaration of Human Rights, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). Likewise, in *Occidental Petroleum Corp.* (March 8, 2002), the proposal urged the board of directors to adopt and implement a company-wide policy "consistent with the Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries." The proposal enumerated certain aspects of the referenced principles, including a website reference to them, but the company argued that the referenced principles were much broader than the scope of the proposal and that the proposal did not adequately summarize those principles. Accordingly, the Staff concurred that the proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3).

Just as the proposal in *Occidental Petroleum Corp.* requested a company-wide policy "consistent with" some referenced standard, here the Proposal requests that the Company's policies "conform more fully to international human rights and humanitarian standards" but does not clearly identify or describe what standards it references. The Proposal's listing of numerous standards does not clarify or specify the human rights or humanitarian standards to which the Company should conform its policies. And just as the proposal in *Occidental* involved principles broader than those revealed in the proposal, so too do the nine human rights-related standards and documents implicate principles far broader than described in the Proposal. For example, consider the Bench Marks, available, as of the date of this letter, at www.bench-marks.org. The Bench Marks table of contents refers to topics as diverse as "Ecosystems," "Indigenous Communities," "Suppliers," "Customers and Consumers," "Resource Extraction," "Financial Integrity," "Ethical Integrity," and "Corporate Governance." Specific provisions of the Bench Marks include items such as the following:

- 1.1.P.6: The company develops genetically modified organisms only where there are safe and clear health, social and environmental benefits.
- 1.1.B.9: Employee remuneration/compensation packages, especially those of senior executives, are linked to corporate environmental performance.
- 1.3.B.7: The company makes available its returned, second-hand, and reject goods and outlet samples through local independent distributors.
- 2.3c.P.2: The company values persons with physical, sensory and/or mental disabilities as full participants in the company workforce.

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[3] *See also PetSmart, Inc.* (April 12, 2010) (concurring that a proposal was vague and indefinite because it did not "sufficiently explain the meaning of 'the law'").

- 2.4.P.1: The company accepts responsibility for all those whom it employs either directly or indirectly through contract suppliers, sub-contractors, vendors or suppliers.
- 2.5.B.4: Financial services, including micro-financing, discounted loan services and other fair lending practices are made available to local communities, including those under-served, on a fair and equitable basis. (e.g. financial institutions can reduce interest on loans, reduce profit margins and avoid predatory lending practices.)
- 2.7.C.4: The company adopts a policy to measure executive compensation based on the ratio of top management's compensation compared to the lowest paid worker and takes into account such issues as limiting compensation packages during times of layoffs and economic downturns.
- 2.7.C.5: The company undertakes a merger, acquisition or restructuring only if it is consistent with the company's social and environmental goals.
- 2.7.B.4: The company offers stock options to a broad cross-section of employees and calculates stock options as an expense.
- 2.7.B.5: The company reports well in advance of proposed mergers, acquisitions or restructuring to secure worker participation in the decision-making process.

While these may be important issues facing businesses today, it is not at all clear that a shareholder would view all of these topics as relating to human rights. And the Bench Marks, of course, are one of nine different standards referenced in the supporting statement. The breadth of principles implicated in the Proposal is simply not clear. Shareholders voting on the Proposal, and the Company in implementing the Proposal, would have no way to determine which human rights are, in fact, the subject of the Proposal. Would Caterpillar's "policies related to human rights" include those relating to executive compensation? Would they include policies relating to the Company's disposition of certain assets through the Company's distributors? How would the Proposal affect the Company's sale of products for agricultural use where the machines are used in the production of genetically modified crops? Would implementation of the Proposal affect the Company's disclosure of potential acquisitions? Notwithstanding Proponents' statement that "[w]e are not recommending specific provisions of above-named international conventions[,]" the problem remains that shareholders and the Company would be unable to determine exactly what implementation of the Proposal requires.

Thus, the Proposal, as with the proposals in the precedent cited above, falls within a long line of proposals that request implementation of specifically referenced standards, but which fail to adequately identify or describe the standards, which the Staff has concurred may be excluded under Rule 14a-8(i)(3). *See JPMorgan Chase & Co.* (March 5, 2010) (concurring in exclusion of a proposal requesting that the company provide a report disclosing payments used for "grassroots lobbying communications" where the proposal cited but did not sufficiently explain the meaning of "grassroots lobbying communications"); *AT&T Inc.* (February 16, 2010) (same); *JPMorgan Chase & Co.* (March 5, 2008) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting the company to adopt a bylaw requiring an independent lead director, where the proposal specified that the applicable standard of independence was the standard set by the Council of Institutional Investors but failed to describe that standard);

Smithfield Foods, Inc. (July 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting a report based upon the "Global Reporting Initiative" but not describing those guidelines); *Kohl's Corp.* (March 13, 2001) (concurring in the exclusion of a stockholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

Additionally, the Staff has previously concurred in the exclusion of a proposal under Rule 14a-8(i)(3) where it was not clear what rights the proposal intended to regulate. In *R.R. Donnelley & Sons Company* (March 23, 2010, *recon. denied* April 5, 2010), the proposal at issue sought to address certain rights with respect to special stockholders meetings. In its response, the Staff stated "[w]e note in particular your view that it is not clear what "rights" the proposal intends to regulate." Similarly, it is not clear here what "human rights" this Proposal intends to regulate.

<u>CONCLUSION</u>

Given the ambiguities described above, the meaning of the Proposal is simply not clear. If shareholders were to vote on the Proposal, they would have no way of knowing what it is they were being asked to approve. Similarly, were the Proposal to pass, the Company would have no way of knowing what it was required to do in order to implement the Proposal. Were the Company to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by shareholders voting on the Proposal. This is a classic situation in which Rule 14a-8(i)(3) permits exclusion.

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal from its Annual Meeting proxy materials. Please contact the undersigned at (309) 675-1094 if you have any questions regarding this matter.

Sincerely,



Chris Reitz
Senior Corporate Counsel

Enclosures

cc: Sister Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, NY 10009
heinonenv@juno.com

Missionary Oblates of Mary Immaculate (Washington, DC)
Benedictine Sisters of Virginia (Bristow, VA)
Sisters of St. Joseph (LaGrange Park, IL)
Sisters of St. Francis of Philadelphia (Aston, PA)
Sisters of the Holy Names of Jesus and Mary (Quebec, Canada)
Benedictine Sisters of Boerne, Texas (San Antonio, TX)
Providence Trust (San Antonio, TX)
St. Scholastica Monastery (Fort Smith, AK)
Jewish Voice for Peace
c/o Sydney Levy
1611 Telegraph Avenue
Suite 550
Oakland, CA 94612

Presbyterian Church (USA)
Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries
100 Witherspoon Street
Louisville, KY 40202-1396
Bill.somplatsky-jarman@pcusa.org

Maryknoll Sisters
Catherine Rowan
Corporate Social Responsibility Coordinator
P.O. Box 311
Maryknoll, NY 10545-0311

Loretto Community
Mary Ann McGivern, SL
590 East Lockwood
St. Louis, MO 63119-3279

Exhibit A

12/20


MERCY
INVESTMENT
SERVICES, INC.


RECEIVED
JAN 03 2011
By

December 15, 2010

Douglas R. Oberhelman, Chair and CEO
Caterpillar, Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution which requests the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011, for inclusion in the 2011 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services is filing this resolution with Jewish Voice for Peace, the Presbyterian Church, U.S.A., the Sisters of Loretto and other investors associated with the Interfaith Center on Corporate Responsibility.

As we state in our resolution, we believe it is necessary for Caterpillar to review its human rights standards in the context of international humanitarian law.

Mercy Investment Services is the beneficial owner of 9950 shares of Caterpillar stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u. — Susan S. Makos

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E ~ New York, NY 10009
212-674-2542 heinonenv@juno.com

Susan Smith Makos
Director of Social Responsibility
Mercy Investment Services, Inc.
513-673-9992
smakos@sistersofmercy.org

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.


BNY MELLON
ASSET SERVICING

December 15, 2010

Douglas R. Oberhelman, Chair & CEO
Caterpillar. Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Re: Mercy Investment Services Inc.

Dear Mr. Oberhelman:

This letter will certify that as of December 15, 2010 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 50 shares of Caterpillar, Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Caterpillar, Inc., and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Meghan Dragina

Meghan Dragina
Senior Associate
BNY Mellon Asset Servicing

Phone: (412) 234-4991
Email: Meghan.dragina@bnymellon.com

Israelis and Palestinians.
Two peoples. One future.



1611 Telegraph Avenue
Suite 550
Oakland, California 94612
510.465.1777 main
510.465.1616 fax

www.JewishVoiceforPeace.org

Rec'd
12-23-10

DATE: 12-22-10

TO: CATERPILLAR CORPORATE SECRETARY
FAX: 309-494-1467

TOTAL 4 PAGES.

FAX TO: VICKY KRAMER
309-675-6620

AND CALL TO CONFIRM:
Sydney Levy
510-465-1777 x 302
THANX!

Rec'd 1-1-201
4 40 pm.

Israelis and Palestinians.
Two peoples. One future.

Jewish Voice for Peace 

קול יהודי לשלום

1611 Telegraph Avenue
Suite 550
Oakland, California 94612
510.465.1777 main
510.465.1616 fax

December 21, 2010

Douglas R. Oberhelman, Chair and CEO
Caterpillar, Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman:

On behalf of Jewish Voice for Peace, I am authorized to submit the following resolution which requests the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011, for inclusion in the 2011 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A number of investors associated with the Interfaith Center on Corporate Responsibility are filing this resolution. Jewish Voice for Peace is the lead filer of this resolution.

As we state in our resolution, we believe it is necessary for Caterpillar to review its human rights standards in the context of international humanitarian law.

Jewish Voice for Peace is the beneficial owner of 66 shares of Caterpillar stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Sydney Levy
Director of Campaigns



PAM
The Northeast Group

Progressive Asset Managemen
www.progressive-asset.con

167 Exeter Road, Suite #3 Newfields, NH 03856-8225
phone: 603/418-8662 fax: 603/659-768

December 16, 2010

To Whom It May Concern,

This letter is to confirm Jewish Voice for Peace is the beneficial owner of 66 shares of Caterpillar Inc. (CAT) stock with a current value of $6,114.24.

These shares have been held continuously since they were purchased on November 3, 2003.

Sincerely,

Mike Smith
Michael Smith
Investment Advisor Representative

Socially and Environmentally Responsible Investment Strategies for Financial Return Since 1987

Pages 16 through 18 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province




JAN 03 2011
By Legal

December 21, 2010

James B. Buda,
Vice President and Chief Legal Officer, General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-1430

Dear Mr. Buda:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 3,500 shares Caterpillar, Inc., and verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

I support the stockholder resolution on A Global Set of Corporate Standards at Caterpillar. In brief, the proposal states that shareholders request the Board of Directors review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We hope that the company will be willing to dialogue with the filers about this proposal. The contact person for this resolution will be: Sydney Levy of Jewish Voice for Peace at 510-465-1777 x302 or at sydney@jewishvoiceforpeace.org.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

> We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.



M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

December 21, 2010

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate 3,500 shares of Caterpillar and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,



S Bernadette Greaver
Assistant Vice President - Custody Administration

1-3-11- 9:00



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 21, 2010

James B. Buda,
Vice President and Chief Legal Officer, General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-1430


RECEIVED
JAN 03 2011
By Legal

Dear Mr. Buda:

I am writing you on behalf of the Benedictine Sisters of Virginia in support the stockholder resolution on A Global Set of Corporate Standards at Caterpillar. In brief, the proposal states that shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1000 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sydney Levy of Jewish Voice for Peace at 510-465-1777 x302 or at sydney@jewishvoiceforpeace.org.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosure: 2011 Shareholder Resolution

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

> We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Scott & Stringfellow
A BB&T Corporation Affiliate



December 21, 2010

Mr. James B. Buda
Vice President & Chief Legal Officer,
General Counsel & Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-1430

Dear Mr. Buda:

This letter will confirm that the Benedictine Sisters of Virginia currently own 1,000 shares of Caterpillar, Inc. They have owned this stock more than one year and will continue to hold the stock through the annual meeting date.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,



John J. Muldowney
Senior Vice President

JJM/chg


CONGREGATION OF
St. Joseph

December 22, 2010

Douglas R. Oberhelman, Chair and CEO
Caterpillar, Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman:

We are concerned about human rights and also about the social responsibilities of the companies in which we invest. We believe global companies must implement comprehensive codes of conduct and must formulate policies to reduce risk to reputation in the global marketplace.

The Sisters of St. Joseph submit the enclosed proposal on *Amend & Monitor Company's Human Rights Policy*, for inclusion in the proxy statement for consideration and action by the 2011 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, Jewish Voice for Peace, is Sidney Levy.

The Sisters of St. Joseph are the beneficial owner of 25 shares of Caterpillar, Inc. stock. Verification of ownership is enclosed. We have held the stock for over one year and will continue to hold shares through the 2011 shareholders meeting.

Sincerely yours,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Social Responsible Investments Representative

Enclosure: text of resolution and proof of ownership

Cc: Sidney Levy, Jewish Voice for Peace
Julie Wokaty, Interfaith Center on Corporate Responsibility

Office of Peace, Justice and Integrity of Creation
1515 West Ogden Avenue La Grange Park, IL 60526
708-579-8926

Amend & Monitor Company's Human Rights Policy

2011 – Caterpillar Inc.

WHEREAS, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003 .html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Page 27 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 2010

Mr. Douglas R. Oberhelman, Chair and CEO
Caterpillar, Inc.
100 North East Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Caterpillar for several years. We believe that our company with business operations all over the world needs to enhance and implement a Human Rights Policy that conforms to universal norms and standards that include such rights as: franchisees, licensees and agents that market, distribute or sell products, to conform more fully with economic, social and cultural rights and many other rights. This can be effectively accomplished by adopting a "comprehensive, transparent and verifiable human rights policy based on the Universal Declaration of Human Rights and the International Labor Organization's Core Labor Standards." We believe that a comprehensive, transparent and verifiable human rights policy will strengthen Caterpillar's own internal human rights protocols and will protect shareholder value. By implementing a transparent and fully operative policy we will see the positive lasting effects on our environment, human rights, and sustainable communities.

As a faith-based investor, I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jewish Voice for Peace. I submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the 2011 annual meeting. A representative of the filers will attend the shareholders annual meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution will be: Sidney Levy of Jewish Voice for Peace. Contact information: Sydney@jewishvoiceforpeace.org

As verification that we are beneficial owners of common stock in Caterpillar, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been held continuously and it is our intention to keep these shares in our portfolio beyond the date of the annual meeting.

Respectfully yours,



Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures
cc: Sidney Levy, Jewish Voice for Peace
Julie Wokaty, Interfaith Center on Corporate Responsibility

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois [illegible]
[illegible]



Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Caterpillar, Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

Sisters of the Holy Names of Jesus and Mary

General Administration

December 20, 2010

Douglas R. Oberhelman, Chair & CEO
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-0001

Dear Mr. Oberhelman:

Because Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel electric locomotives, we do not think that the Company's Worldwide Code of Conduct adequately addresses the potential risks to Caterpillar's business and reputation. We believe that our Company needs a human rights policy that conforms more fully to international human rights and humanitarian standards.

Therefore, the Congrégation des Soeurs des Saints Noms de Jésus et de Marie, is co-filing the enclosed resolution with Jewish Voice for Peace for action at the annual meeting in 2011. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie is the beneficial owner of at least $2000 worth of Caterpillar, Inc. common stock. A letter verifying ownership in the company continuously for at least twelve months as of December 20, 2010is enclosed. We will continue to hold the required number of shares in Caterpillar through the annual meeting in 2011.

For matters relating to this resolution, please contact our authorized representative, Sydney Levy: sydney@jewishvoiceforpeace.org, 510.465.1777.

Sincerely,



Sister Lorraine St-Hilaire, snjm
General Superior

Encl.: Verification of ownership
Resolution

Gospel women in solidarity for liberating action

JAN -4 RECD

80, [illegible] Canada [illegible]

Desjardins
Trust

Verification of Ownership

December 20, 2010

To Whom It May Concern:

This letter is to verify that the Congregation of the Sisters of the Holy Names of Jesus and Mary owns 325 shares of Caterpillar Inc. common stock. The Congregation of the Sisters of the Holy Names of Jesus and Mary owned the required amount of securities on January 1, 2011 and has continuously owned the securities for at least 12 months prior to the January 1, 2011. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Trust Desjardins who serves as custodian for the Congregation of the Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at Trust Desjardins.

Sincerely,



Annie Amyot

Head Office
1, Complexe Desjardins
P.O. Box 34 Desjardins Station
Montreal, Québec H5B 1E4
[illegible]

Amend & Monitor Company's Human Rights Policy
2011 – Caterpillar Inc.

WHEREAS, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.
Supporting Statement

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.



Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216
210-348-6704 phone
210-348-6745 fax
Charitable Trust

December 27, 2010

James B. Buda,
Vice President and Chief Legal Officer, General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-1430

Dear Mr. Buda:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas in support the stockholder resolution on A Global Set of Corporate Standards at Caterpillar. In brief, the proposal states that shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sydney Levy of Jewish Voice for Peace at 510-465-1777 x302 or at sydney@jewishvoiceforpeace.org.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Enclosure: 2011 Shareholder Resolution

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Pálestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights."
(www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

> We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Investor Center
Fidelity Brokerage
Services LLC

139 N. Loop 1604 E., Suite 103
San Antonio, TX 78232



JAN - 3 REC'D

December 28, 2010

Jams B Buda
Vice president and chief legal Officer
Caterpillar,Inc.
100 NE Adams Street
Peoria, IL 61629

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Mr. James B. Buda:

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own at least $2000.00 worth of Caterpillar, Inc. (CAT) common stock. The shares held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account for at least one year.

Sincerely,

Ben Pruett

Ben Pruett
Vice-President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB


JAN 03 2011
By Legal

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

December 23, 2010

James B. Buda,
Vice President and Chief Legal Officer, General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-1430

Dear Mr. Buda:

I am writing you on behalf of PROVIDENCE TRUST in support of the stockholder resolution on A Global Set of Corporate Standards at Caterpillar. In brief, the proposal states that shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 100 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sydney Levy of Jewish Voice for Peace at 510-465-1777 x302 or at sydney@jewishvoiceforpeace.org.

Respectfully yours,

Sister Ramona Bezner, CDP
Trustee/Administrator of Providence Trust

Enclosure: 2011 Shareholder Resolution

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

> We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

recw ... 12/22/10 -



ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147


RECEIVED
JAN 03 2011
By

December 21, 2010

James B. Buda,
Vice President and Chief Legal Officer, General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-1430

Dear Mr. Buda:

I am writing you on behalf of St. Scholastica Monastery in support the stockholder resolution on A Global Set of Corporate Standards at Caterpillar. In brief, the proposal states that shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 93 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sydney Levy of Jewish Voice for Peace at 510-465-1777 x302 or at sydney@jewishvoiceforpeace.org.

Respectfully yours,

Sr. Maria DeAngeli

Sr. Maria DeAngeli, President

Enclosure: 2011 Shareholder Resolution

Fax 479-782-4352 • E-mail: monastery@stscho.org • Website: www.stscho.org

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

> We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.



GENERAL ASSEMBLY MISSION COUNCIL

PRESBYTERIAN CHURCH (U.S.A.)

COMPASSION, PEACE AND JUSTICE

VIA OVERNIGHT DELIVERY AND FAX (309) 494-1467

December 20, 2010

Mr. James B. Buda, General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

RE: Shareholder Proposal on Human Rights

Dear Mr. Buda:

I am writing on behalf of the Board of Pensions ("the Board") of the Presbyterian Church (USA), beneficial owner of 54 shares of Caterpillar, Inc. common stock. Verification of ownership will be forwarded shortly by our master custodian, Mellon Bank.

The Presbyterian Church (USA) has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned with issues of human rights, international law and humanitarian standards which have been receiving increasing attention and concern from a variety of stakeholders.

To this end, the Board hereby co-files with Jewish Voice for Peace and other co-filers the enclosed shareholder resolution and supporting statement for consideration and action at your 2011 Annual Meeting. In brief, the proposal requests Caterpillar to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2010.

Consistent with Regulation 14A-8 of the General Rules and Regulations of the Securities and Exchange (SEC) Act of 1934, the Board of Pensions of the Presbyterian Church (USA) has held Caterpillar, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this co-filing letter. The Board will hold the SEC-required ownership position through the 2011 Annual Meeting, and will have the shares represented at the Annual Meeting.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

If you need to contact me with regard to this filing, my phone number is (502) 569-5809, and my email is Bill.Somplatsky-Jarman@pcusa.org.

Sincerely yours,



Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries

Enclosure: Shareholder Resolution on Human Rights

Cc: Rev. Brian Ellison, Chairperson
Committee on Mission Responsibility Through Investment
Mr. Conrad Rocha, Esq., Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Sue Krummel, Executive Presbyter
Presbytery of Great Rivers

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

JAN - 3 RECD



BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

December 29, 2010

Mr. James B. Buda
General Counsel and Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Dear Mr. Buda,

This letter is to verify that the Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 54 shares of Caterpillar, Inc. as of December 21, 2010. This Stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution.

Security Name	Cusip	Ticker
Caterpillar, Inc.	149123101	CAT

Sincerely,

Terri Volz
Officer, Asset Servicing
Phone: 412-234-5338
Fax: 412-236-9216
Email: Terri.Volz@bnymellon.com



—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 16, 2010

Mr. Doug Oberhelman, CEO
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of Caterpillar, Inc. These shares have been held continuously for over a year and the Sisters will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. This is the same proposal being submitted by, Jewish Voice for Peace, Sisters of Mercy, Regional Community of Detroit Charitable Trust and the Sisters of Loretto, among others. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

Loretto Community

Sisters of Loretto
Co-Members of Loretto
Staff Offices
590 East Lockwood
St. Louis, MO 63119-3279
314.962.8112 phone
314.962.0400 fax

December 21, 2010
Douglas R. Oberhelman, Chair and CEO
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman,

The Loretto Community asks you to look more closely at your human rights policy.

I am hereby authorized to notify you of the intention of the Loretto Community, sisters and co-members, to submit the attached resolution and supporting statement for consideration and action by the shareholders at the next Caterpillar annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

Loretto, incorporated in Kentucky as the Loretto Literary & Benevolent Institution, is the beneficial owner of 1200 shares of Caterpillar common stock which we have owned continuously for more than ten years. Verification of our purchase and ownership is attached. We intend to retain our shares of Caterpillar stock at least through the date of the next annual meeting.

The resolution asks the Board of Directors to review the policies related to human rights that guide international and U.S. operations, including franchises, agents and licensees.

We hope that the Board of Directors will agree with us and vote its proxies in favor of the resolution. We are willing to meet to discuss the resolution.

Sincerely yours,



Mary Ann McGivern, SL
On behalf of the Loretto Investment Committee

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2011.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

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*** FISMA & OMB Memorandum M-07-16 ***